Exhibit 99.17

NEWS RELEASE

“For Immediate Dissemination”

Poly-Pacific Closes Everwood

April 27, 2007 - Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") announces the closure of the plant occupied by its wholly owned subsidiary, Everwood Agricultural Products International Inc. of St Thomas, Ontario. The Company experienced large price increases of the raw materials required for the manufacturing of its recycled plastic lumber. After a year of attempting to attain cost efficient production allowing competitive product pricing, Poly-Pacific decided to close the plant. The recycled plastic lumber operation will now be consolidated into the Company’s wholly owned subsidiary in California, Poly-Pacific Technologies Inc.

Director of Operations, Mr. Rick Gliege, states: "Despite our best efforts and testing of different formulas using less expensive materials, we were unable to achieve desired results. The termination of our lease and closure of the Ontario plant will allow us to conserve $31,000.00 per month and accelerate the development of Poly-Pacific’s opportunities involving the McAdoo Nylon Reclamation Project.”

This release may contain forward looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release.  We seek safe harbour.

 The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the release.

Contact:

Rick Gliege

Phone:  250-755-7748

Fax:  250-755-7711